FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2017 to April 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2017 to April 30, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 18, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of April 30, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)	100,000,000		80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

	as of April 30, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) April 18	56	37,133
Subtotal	—	56	37,133
Other (exercise of stock acquisition rights)	(Date) April 3 April 4 April 5 April 6 April 7 April 10 April 11 April 12 April 13 April 14 April 17 April 19 April 20 April 21 April 24 April 25 April 26 April 27 April 28	349,700 841,100 359,500 98,700 108,300 115,500 311,800 172,200 23,400 138,300 56,400 105,700 54,400 450,000 890,000 284,800 524,900 636,700 188,300	646,700 841,100 359,500 98,700 108,300 115,500 311,800 172,200 23,400 138,300 56,400 105,700 54,400 1,045,000 7,012,000 284,800 2,889,900 636,700 784,300

Subtotal	—	5,709,700	15,684,700

Total	—	5,709,756	15,721,833

3.	Status of shares held in treasury

as of April 30, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	287,664,980